

December 10, 2014

Via E-mail
Daniel Meyers
Chief Executive Officer
The First Marblehead Corporation
800 Boylston Street, 34th Floor
Boston, Massachusetts 02199

    Re: The First Marblehead Corporation
              Form 10-K for the Fiscal Year Ended June 30, 2014
              Filed September 10, 2014
              File No. 001-31825

Dear Mr. Meyers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2014

Financial Statements

Note (1) Nature of Business, page 79

1. We note your description of product and service offerings on pages 79-80. Please tell us how you determined that your partnered lending, fee-for-service, and capital markets services did not separately meet the criteria of a reportable segment pursuant to ASC 280-10-50-10. In your response, please provide us a reconciliation of your net income by reporting unit for each of the past three years in addition to any other information necessary for a complete understanding.

Note (8) Deposits for Participation Interest Accounts, page 95

2. Please provide us an accounting analysis detailing all the relevant facts and circumstances and specific authoritative and non-authoritative literature related to your accounting for your credit enhancement arrangements. Your analysis should include but not be limited to:

   a. All the key terms related to your credit enhancements you provide to lender clients.
   b. The key considerations regarding how you structure the amount of credit enhancement you provide and fees you receive. We note you revised the credit enhancement arrangement in the most recent amendment of your loan program.
   c. How you determined your credit enhancement arrangements were in the scope of the fair value option guidance.
   d. How you estimate expected credit losses covered by your credit enhancement in your fair value measurement.

3. Please revise future filings here or in MD&A to more clearly discuss the amount of credit risk you assume in your credit enhancement arrangements and explain the key risks and uncertainties. Also, disclose the maximum amount of credit exposure you have at each period end. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

4. To enhance investors understanding regarding the amounts in the deposit accounts, please revise future filings here or in MD&A to disclose the amount of credit enhancement fees paid into the deposit accounts and the amount of credit losses paid out of the deposit accounts. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Note (13) Commitments and Contingencies, page 101

5. We note your disclosures related to litigation beginning on page 101. We also note your disclosure that the outcome related to some of these matters could be significant and material to your consolidated financial statements. Please tell us and revise future filings to more clearly disclose the following information related to loss contingencies:

   a. the amount or range of reasonably possible losses in addition to amounts accrued, or
   b. that reasonably possible losses cannot be estimated, or
   c. that any reasonably possible losses in addition to amounts accrued is not material to your financial statements.

   Refer to ASC 450-20-50 for guidance and provide us with your proposed disclosures.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3437 with any questions.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant